UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 48091
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On May 27, 2014, Pointer Telocation Ltd. (the "Company") held an annual meeting of the shareholders (the "Meeting").

At the Meeting the shareholders adopted the following resolutions:

(1)	To elect Yossi Ben Shalom, Barak Dotan, Nir Cohen and Alicia Rotbard as directors for the coming year.
(2)	To re-elect Mr. Gil Oren and Mr. Zvi Rutenberg as external directors of the Company for an additional period of three years as of the date of this Meeting.
(3)
Subject to the re-election of Ms. Alicia Rotbard as a director of the Company for the coming year and the re-election of Mr. Gil Oren and Mr. Zvi Rutenberg as external directors of the Company for an additional period of three years, to approve the grant of 1,500 Restricted Stock Units to each of Ms. Alicia Rotbard, Mr. Gil Oren and Mr. Zvi Rutenberg. The Restricted Stock Units are to vest in equal installments over a three year period as of the date of grant by the Board of Directors (i.e., March 27, 2014), with an exercise price of NIS 3.00 per share.

(4)
To approve the increase of the Company’s authorized share capital by NIS 24,000,000 (twenty four million New Israeli Shekels). The Company’s share capital following such increase shall be NIS 48,000,000 (forty eight million New Israeli Shekels) divided into 16,000,000 (sixteen million) Ordinary Shares, par value NIS 3.00 per share.

(5)	To approve the amendment of the Company's Compensation Policy. The amended Compensation Policy was attached to the Notice of the Meeting as Exhibit A.
(6)
To enter into a Management Services Agreement with DBSI Investments Ltd., the Company's controlling shareholder from August 1, 2014 to July 31, 2017. A copy of the Management Services Agreement was attached to the Notice of the Meeting as Exhibit B.

(7)
To approve the grant of indemnification letters to Yossi Ben Shalom, Barak Dotan and Nir Cohen, directors of the Company related to DBSI Investments Ltd., the Company's controlling shareholder, and any other directors and/or officers related to DBSI Investments Ltd., who may serve from time to time, in the form attached to the Notice of the Meeting as Exhibit C.

(8)
To approve the submission of a registration statement with the U.S. Securities and Exchange Commission in connection with the resale, from time to time, by DBSI Investments Ltd., the Company's controlling shareholder, of up to 2,545,094 Ordinary Shares, par value NIS 3.00 per share, previously issued and/or purchased by DBSI Investments Ltd.

(9)
To appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2014 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

Only shareholders of record as of the close of business on April 17, 2014 were entitled to vote at the Meeting. All resolutions were approved by the majority required under the Israeli Companies Law - 1999.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014	POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors